EXHIBIT (a)(5)(K)

Kite Pharma, Inc.

2225 Colorado Avenue

Santa Monica, California 90404

September 5, 2017

To Our Stockholders:

As we previously announced, on August 27, 2017, Kite Pharma, Inc. (“Kite”) entered into a merger agreement providing for the acquisition of Kite by Gilead Sciences, Inc. (“Gilead”). In the acquisition, Kite stockholders will receive $180.00 for each share of Kite common stock that they hold.

Pursuant to the merger agreement, Dodgers Merger Sub, Inc. (“Purchaser”), a direct wholly owned subsidiary of Gilead, has commenced a tender offer to acquire all shares of Kite common stock. This tender offer is conditioned on, among other things, there being validly tendered and not validly withdrawn prior to the expiration of the offer a number of shares of Kite common stock that, considered together with all other such shares (if any) beneficially owned by Gilead and its subsidiaries, represent one more share than 50% of the sum of the total number of shares of Kite common stock outstanding at the expiration of the offer, plus the total number of shares Kite would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities (other than certain equity awards which are to be cashed-out or assumed by Gilead immediately prior to the acceptance time of the offer) outstanding at the expiration of the offer that are convertible, exchangeable or exercisable into shares of Kite common stock.

Unless extended, the tender offer is scheduled to expire at one minute after 11:59 p.m., Eastern Time, on Monday, October 2, 2017. As soon as practicable after the completion of the tender offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Kite, with Kite continuing as the surviving corporation and a direct wholly owned subsidiary of Gilead. At the effective time of the merger, shares of Kite common stock not purchased in the tender offer will be converted into the right to receive $180.00 per share in cash, without interest, less any applicable withholding taxes.

The Kite Board of Directors has unanimously approved the merger agreement and declared it advisable for Kite to enter into the merger agreement. The Kite Board of Directors recommends that Kite stockholders accept the offer and tender their shares of Kite common stock to Purchaser pursuant to the offer.

In arriving at its recommendation, the Kite Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. In addition to the Schedule 14D-9, also enclosed are Purchaser’s Offer to Purchase, dated September 5, 2017, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. You should read these materials carefully.

Thank you for your support of Kite.

Very truly yours,

Arie Belldegrun, M.D. Chairman, President and Chief Executive Officer of Kite